INDEPENDENT AUDITORS' CONSENT

The Board of Directors of Nationwide Life and Annuity Insurance Company and Contract Owners of Nationwide VL Separate Account - C:




We consent to the use of our reports for Nationwide VL Separate Account-C dated February 20, 2003 and for Nationwide Life and Annuity Insurance Company dated January 30, 2003, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-43639). Our report for Nationwide Life and Annuity Insurance Company refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.





KPMG LLP
Columbus, Ohio
April 28, 2003